EXHIBIT 99.1

Student Transportation CEO to Present at Scotia Capital "Back to School Conference"

BARRIE, Ontario, Sept. 4, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, today announced that its Chairman and CEO, Denis J. Gallagher, will make a presentation at the Scotia Capital "Back to School" Conference in Toronto on Tuesday, September 17, 2013 at 2:50 p.m. EDT. Investors are invited to listen to a live audio webcast of the event at www.rideSTBus.com. Some of the other companies presenting at the conference include Tim Horton's Inc., Hudon's Bay Company, Sears Canada and Loblaw Companies Ltd.

Earlier in the day at 7:45 a.m., Mr. Gallagher will appear on Business News Network (BNN), Canada's only all business and financial cable news channel, to discuss the Company's fourth quarter and fiscal year end financial performance which is scheduled to be released on September 11, 2013, as well as new initiatives for fiscal year 2014.

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 9,500 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         843-884-2720
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com